SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                  AMENDMENT #1

                    ADVANTAGE ADVISERS WYNSTONE FUND, L.L.C.
                                (Name of Issuer)

                    ADVANTAGE ADVISERS WYNSTONE FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                  Tyson Arnedt
                    Advantage Advisers Wynstone Fund, L.L.C.
                                 200 Park Avenue
                                   24th Floor
                            New York, New York 10166
                            Telephone: (212) 667-4225
                               Fax: (212) 667-4949

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                November 21, 2003
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

Transaction Valuation:     $23,000,000(a)     Amount of Filing Fee   $1860.70(b)
--------------------------------------------------------------------------------


(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)      Calculated at $80.90 per $1,000,000 of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1860.70

Form or Registration No:  SCHEDULE TO, REGISTRATION NO. 005-57207
(THE "SCHEDULE TO")
Filing Party: ADVANTAGE ADVISERS WYNSTONE FUND, L.L.C. (THE "FUND") Date Filed: November 21, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[x]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].






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


         The offer by the Fund to repurchase limited liability company interests in the Fund ("Interests") from members of the Fund (the "Offer"), scheduled to expire on December 19, 2003, is supplemented by adding the following two paragraphs after Item 8 on page B-12 of the Offer and Item 6(c) on page 8 of the Schedule TO.

         As of December 12, 2003, Howard M. Singer is no longer associated with Oppenheimer Asset Management Inc. ("Oppenheimer Asset Management") or any of its subsidiary companies, including Advantage Advisers Management, L.L.C., the Fund's investment adviser (the "Adviser"). Oppenheimer Asset Management, the managing member of the Adviser, and Oppenheimer & Co. Inc. are in the Oppenheimer Holdings Inc. group of companies ("Oppenheimer Group"). Oppenheimer & Co. Inc. serves as the Fund's principal placement agent. Marshall Dornfeld, a Managing Director of Oppenheimer & Co. Inc., will replace Mr. Singer as the
Managing Director of Oppenheimer Asset Management's Alternative Investment Group. Prior to joining the Oppenheimer Group, Mr. Dornfeld, a 17 year veteran of the financial services industry, was the Managing Director of Financial Products and Services at CIBC World Markets Corp. and its predecessors.

         Several members of the Board of Managers of the Fund plan to meet with senior executives of Oppenheimer & Co. Inc. and Oppenheimer Asset Management during the week of December 15, 2003 to discuss, among other things, distribution and investment advisory services for the Fund.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ADVANTAGE ADVISERS
                                        WYNSTONE FUND, L.L.C.


                                        By: /s/ Janet L. Schinderman
                                           -------------------------------------
                                           Name: Janet L. Schinderman
                                           Title:  Manager

December 16, 2003












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